April 27, 2010
Mr. Keith O’Connell
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Document Control — EDGAR

Re:	Tri-Continental Corporation (the “Corporation”) File Nos.: 333-104669 and 811-00266 Post-Effective Amendment No. 9 to the Corporation’s Registration Statement on Form N-2
Dear Mr. O’Connell:
This letter responds to your comments received by telephone on April 20, 2010 with respect to the above-referenced post-effective amendment filed on April 8, 2010 (the “Filing”) pursuant to the Securities Act of 1933, as amended.
Comment 1: On page 3 of the prospectus, please add the word “ratio” to the last sentence of the first paragraph in the appropriate location.
Response: Your requested change has been made. The last sentence of the first paragraph on page 3 of the prospectus now reads:
     “In general, the Corporation’s annual operating expense ratio will increase as the Corporation’s assets decrease, such that the Corporation’s actual expense ratio may be higher than the expense ratio presented in the table.”
Comment 2: On page 3 of the prospectus, the line item in the “Annual Expenses” table reading “Total Annual Expenses” indicates that the total annual expenses as a percentage of net assets attributable to common stock are 0.85%. In the Financial Highlights table on page 8 of the prospectus, the “expenses to average net assets for Common Stock” indicates 0.98% for the year ended December 31, 2009. Please explain the difference.
Response: During the year ended December 31, 2009, in connection with the termination of the Corporation’s relationship with its former transfer agent, Seligman Data Corp (“SDC”), the Corporation incurred certain non-recurring charges including charges relating to the remaining periods of SDC’s leases (the “Non-Recurring Charges”). These Non-Recurring Charges were incurred over a period from January 28, 2009 to June 12, 2009, and amounted to $1,174,205, or 0.14% of the Corporation’s average daily net assets for the year ended December 31, 2009. Since these are one-time, non-recurring expenses, they are not included in the “Annual Expenses” table.
Comment 3: Referring again to the “Annual Expenses” table on page 3 of the prospectus, please include the following two additional line items in the disclosure table: “Dividends on Preferred Stock” and “Total Annual Expenses and Dividends on Preferred Stock”, each expressed as a percentage of net assets attributable to common stock.

Response: The aforementioned line items have been added to the “Annual Expenses” table. In addition, on page 4 of the prospectus, we have added a note to the example disclosing the costs for 1, 3, 5 and 10 years if dividends on preferred stock were included in the example calculation.
In connection with the Filing listed above, the Corporation hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Corporation and the Corporation is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Corporation represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Corporation represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.
Sincerely,
/s/ Theodore R. Franzese
Theodore R. Franzese
Associate Counsel
Ameriprise Financial, Inc.